UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): November 9, 2020

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**110 North Carpenter Street
Chicago, Illinois**
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On November 9, 2020, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the third quarter and nine months ended September 30, 2020. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2020. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued November 9, 2020: McDonald's Reports Third Quarter 2020 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Nine Months Ended September 30, 2020

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 9, 2020

By: /s/ Catherine Hoovel
Catherine Hoovel
Corporate Vice President - Chief Accounting Officer

Exhibit 99.1



FOR IMMEDIATE RELEASE

11/9/2020

FOR MORE INFORMATION CONTACT:

Investors: Mike Cieplak, investor.relations@us.mcd.com

Media: Lauren Altmin, lauren.altmin@us.mcd.com

McDONALD'S REPORTS THIRD QUARTER 2020 RESULTS

- **Comparable sales continued to improve globally, driven by positive comparable sales of 4.6% in the U.S.**
- **Diluted earnings per share of $2.35 increased 11%; excluding strategic gains, diluted earnings per share of $2.22 increased 5%**
- **McDonald's will host a virtual Investor Update today, beginning at 8:30 a.m. (Central Time) to share the evolution of its growth strategy and provide an update on strategic priorities**

CHICAGO, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2020.

"The resilience of the McDonald's system was on display during the third quarter as the competitive strength of our business and the 3 D's – Digital, Delivery and Drive Thru – led to significant global comparable sales recovery," said McDonald's Chief Financial Officer Kevin Ozan. "Our franchisees and restaurant teams around the world remain focused on running great restaurants and continuing to provide a safe environment for customers to enjoy our great tasting food."

Third quarter financial performance:

- Global comparable sales declined 2.2%. Monthly comparable sales results improved sequentially for all segments throughout the third quarter.
- Consolidated revenues decreased 2% (2% in constant currencies).
- Systemwide sales were flat with the prior year (decreased 1% in constant currencies).
- Consolidated operating income increased 5% (3% in constant currencies) and included $139 million of strategic gains on the sale of McDonald's Japan stock. Excluding these gains, operating income decreased 1% (2% in constant currencies).
- Diluted earnings per share of $2.35 increased 11% (10% in constant currencies). Excluding $0.13 per share of strategic gains related to the sale of McDonald's Japan stock, diluted earnings per share was $2.22 for the quarter, an increase of 5% (4% in constant currencies).
- The Company declared a 3% increase in its quarterly cash dividend to $1.29 per share, payable on December 15, 2020.

THIRD QUARTER COMPARABLE SALES

	Increase/(Decrease)	
	Quarters Ended September 30,	
	2020	2019
U.S.	4.6 %	4.8%
International Operated Markets	(4.4)	5.6
International Developmental Licensed Markets & Corporate	(10.1)	8.1
Total	(2.2)%	5.9%

- **Comparable Sales:** Monthly comparable sales results improved sequentially for all segments throughout the third quarter of 2020.

    - **U.S.:** Comparable sales were positive throughout the quarter, benefiting from strong average check growth from larger group orders as well as strong performance at the dinner daypart. The Company's strategic marketing investments and resulting promotional activity drove low double-digit comparable sales for the month of September, including positive comparable sales across all dayparts. Comparable guest counts remained negative for the quarter.

    - **International Operated Markets:** Comparable sales results improved throughout the quarter, with consumer sentiment and government regulations impacting the pace of recovery from COVID-19. Limited operations also remained in place for some markets. Comparable sales varied across markets with negative comparable sales in France, Spain, Germany and the U.K., partly offset by positive comparable sales in Australia.

    - **International Developmental Licensed Markets:** Comparable sales results were impacted by negative comparable sales in Latin America and China, partly offset by strong positive comparable sales in Japan.

KEY FINANCIAL METRICS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$ 5,418.1	$ 5,502.3	(2) %	(2) %	$ 13,894.0	$ 15,936.2	(13) %	(12) %
Operating income	2,526.4	2,409.3	5	3	5,181.1	6,777.2	(24)	(23)
Net income	1,762.6	1,607.9	10	8	3,353.3	4,453.2	(25)	(25)
Earnings per share-diluted	$ 2.35	$ 2.11	11 %	10 %	$ 4.47	$ 5.80	(23) %	(23) %

Results for the quarter reflected stronger operating performance in the U.S. due to higher sales-driven restaurant margins, partly offset by sales performance declines in the International Operated Markets and International Developmental Licensed Markets segments as a result of COVID-19. The nine months reflected sales performance declines in all segments as a result of COVID-19.

Results for the quarter and nine months 2020 included $139 million of pre-tax strategic gains, or $0.13 per share, related to the sale of McDonald's Japan stock, which reduced the Company's ownership by about 3%. Results for the nine months also included $0.01 per share of pre-tax strategic charges primarily due to the write-off of impaired software that was no longer being used of $26 million, partly offset by $13 million of income primarily comprised of a reversal of a reserve associated with the Company's sale of its business in the India Delhi market in January 2020.

Results for the nine months 2019 included $80 million of pre-tax strategic charges, or $0.07 per share, primarily related to impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by gains on the sales of property at the former Corporate headquarters.

Results also included the following:

- Lower incentive-based compensation expense for the quarter and nine months.

- A net reduction of reserves for bad debts of $27 million for the quarter and an increase of reserves for bad debts of $66 million for the nine months, all related to rent and royalty deferrals.

- The nine months included over $200 million of committed incremental franchisee support for marketing to accelerate recovery and drive growth across the U.S. and International Operated Markets.

    ◦ About $100 million was recorded in the U.S. and the remaining support was recorded in the International Operated Markets segment.

Foreign currency translation had a positive impact of $0.03 on diluted earnings per share for the quarter and no impact on diluted earnings per share for the nine months.

Outlined below is additional information for the quarter and nine months ended September 30, 2020:

EARNINGS PER SHARE-DILUTED RECONCILIATION

	Quarters Ended September 30,						Nine Months Ended September 30,				
	2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP earnings per share-diluted	$	2.35	$ 2.11	11 %	10 %	$	4.47	$	5.80	(23) %	(23) %
Strategic (gains) charges		(0.13)	—				(0.12)		0.07		
Non-GAAP earnings per share-diluted	$	2.22	$ 2.11	5 %	4 %	$	4.35	$	5.87	(26) %	(26) %

Excluding the current year and prior year strategic gains and charges described above, for the quarter net income increased 3% (2% in constant currencies) and diluted earnings per share increased 5% (4% in constant currencies), and for the nine months net income decreased 28% (28% in constant currencies) and diluted earnings per share decreased 26% (26% in constant currencies).

RESTAURANT UPDATE

The Company has continued to follow the guidance of expert health authorities to ensure the appropriate precautionary steps are taken to protect the health and safety of our people and our customers.

The Company began the third quarter with nearly all restaurants globally open for business, and which currently remain open as of the date of filing. However, as a result of COVID-19 resurgences, since September, there have been numerous instances of government restrictions on operating hours, limited dine-in capacity in most countries and, in some cases, mandated dining room closures. These restrictions are impacting most of the Company's key markets outside of the U.S., including France, Germany, Canada and the U.K. The Company expects some restrictions in various markets so long as the COVID-19 pandemic continues.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Comparable sales are compared to the same period in the prior year and represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters (which includes restaurants temporarily closed due to COVID-19 in 2020). Comparable sales exclude the impact of currency translation, and, since 2017, also exclude sales from Venezuela due to its hyper-inflation. Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. The goal is to achieve a relatively balanced contribution from both guest counts and average check.

Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base. The Company's revenues consist solely of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2020.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 7:30 a.m. (Central Time) on November 9, 2020. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

McDonald's will broadcast its virtual Investor Update live over the Internet at 8:30 a.m. (Central Time) on November 9, 2020. For additional information and registration details, please visit: http://investorupdate.mcd.com or the Investor Events section of the Company's Internet home page at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with about 39,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on November 9, 2020. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended September 30,		2020		2019		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	2,286.4	$	2,416.6	$	(130.2)	(5)%
Revenues from franchised restaurants		3,044.8		3,014.0		30.8	1
Other revenues		86.9		71.7		15.2	21
TOTAL REVENUES		5,418.1		5,502.3		(84.2)	(2)
Operating costs and expenses							
Company-operated restaurant expenses		1,876.3		1,967.7		(91.4)	(5)
Franchised restaurants-occupancy expenses		567.9		559.5		8.4	2
Other restaurant expenses		69.2		57.5		11.7	20
Selling, general & administrative expenses							
Depreciation and amortization		75.8		69.0		6.8	10
Other		454.7		474.6		(19.9)	(4)
Other operating (income) expense, net		(152.2)		(35.3)		(116.9)	n/m
Total operating costs and expenses		2,891.7		3,093.0		(201.3)	(7)
OPERATING INCOME		2,526.4		2,409.3		117.1	5
Interest expense		310.1		280.6		29.5	10
Nonoperating (income) expense, net		(0.8)		(23.5)		22.7	97
Income before provision for income taxes		2,217.1		2,152.2		64.9	3
Provision for income taxes		454.5		544.3		(89.8)	(16)
NET INCOME	$	1,762.6	$	1,607.9	$	154.7	10 %
EARNINGS PER SHARE-DILUTED	$	2.35	$	2.11	$	0.24	11 %
Weighted average shares outstanding-diluted		750.0		763.9		(13.9)	(2)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Nine Months Ended September 30,		2020		2019		Inc/ (Dec)	
Revenues							
Sales by Company-operated restaurants	$	5,905.9	$	7,057.5	$	(1,151.6)	(16)%
Revenues from franchised restaurants		7,740.8		8,670.0		(929.2)	(11)
Other revenues		247.3		208.7		38.6	18
TOTAL REVENUES		13,894.0		15,936.2		(2,042.2)	(13)
Operating costs and expenses							
Company-operated restaurant expenses		5,077.5		5,821.0		(743.5)	(13)
Franchised restaurants-occupancy expenses		1,646.6		1,637.3		9.3	1
Other restaurant expenses		198.0		166.2		31.8	19
Selling, general & administrative expenses							
Depreciation and amortization		220.3		193.6		26.7	14
Other		1,547.0		1,382.2		164.8	12
Other operating (income) expense, net		23.5		(41.3)		64.8	n/m
Total operating costs and expenses		8,712.9		9,159.0		(446.1)	(5)
OPERATING INCOME		5,181.1		6,777.2		(1,596.1)	(24)
Interest expense		909.2		838.9		70.3	8
Nonoperating (income) expense, net		(38.8)		(53.0)		14.2	27
Income before provision for income taxes		4,310.7		5,991.3		(1,680.6)	(28)
Provision for income taxes		957.4		1,538.1		(580.7)	(38)
NET INCOME	$	3,353.3	$	4,453.2	$	(1,099.9)	(25)%
EARNINGS PER SHARE-DILUTED	$	4.47	$	5.80	$	(1.33)	(23)%
Weighted average shares outstanding-diluted		749.8		768.1		(18.3)	(2)%

n/m Not meaningful

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

In millions, except per share data	September 30, 2020		December 31, 2019
Assets			
Current assets			
Cash and equivalents	$	**3,683.8**	$ 898.5
Accounts and notes receivable		**2,391.8**	2,224.2
Inventories, at cost, not in excess of market		**44.2**	50.2
Prepaid expenses and other current assets		**616.3**	385.0
Total current assets		**6,736.1**	3,557.9
Other assets			
Investments in and advances to affiliates		**1,283.3**	1,270.3
Goodwill		**2,715.8**	2,677.4
Miscellaneous		**2,469.6**	2,584.0
Total other assets		**6,468.7**	**6,531.7**
Lease right-of-use asset, net		**13,276.2**	**13,261.2**
Property and equipment			
Property and equipment, at cost		**40,088.6**	39,050.9
Accumulated depreciation and amortization		**(15,870.3)**	(14,890.9)
Net property and equipment		**24,218.3**	24,160.0
Total assets	$	**50,699.3**	$ 47,510.8
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		**689.0**	988.2
Lease liability		**718.2**	621.0
Income taxes		**364.0**	331.7
Other taxes		**256.6**	247.5
Accrued interest		**340.2**	337.8
Accrued payroll and other liabilities		**1,223.4**	1,035.7
Current maturities of long-term debt		**2,688.8**	59.1
Total current liabilities		**6,280.2**	3,621.0
Long-term debt		**35,143.4**	34,118.1
Long-term lease liability		**12,736.0**	12,757.8
Long-term income taxes		**1,957.3**	2,265.9
Deferred revenues - initial franchise fees		**679.8**	660.6
Other long-term liabilities		**951.5**	979.6
Deferred income taxes		**1,423.2**	1,318.1
Shareholders' equity (deficit)			
Preferred stock, no par value; authorized – 165.0 million shares; issued – none		—	—
Common stock, $.01 par value; authorized – 3.5 billion shares; issued – 1,660.6 million shares		**16.6**	16.6
Additional paid-in capital		**7,854.7**	7,653.9
Retained earnings		**53,492.5**	52,930.5
Accumulated other comprehensive income (loss)		**(2,758.8)**	(2,482.7)
Common stock in treasury, at cost; 915.5 and 914.3 million shares		**(67,077.1)**	(66,328.6)
Total shareholders' equity (deficit)		**(8,472.1)**	(8,210.3)
Total liabilities and shareholders' equity (deficit)	$	**50,699.3**	$ 47,510.8

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

In millions	Quarters Ended September 30, 2020	Quarters Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Operating activities				
Net income	$ **1,762.6**	$ 1,607.9	$ **3,353.3**	$ 4,453.2
Adjustments to reconcile to cash provided by operations				
Charges and credits:				
Depreciation and amortization	**440.1**	413.4	**1,287.1**	1,204.3
Deferred income taxes	**(38.0)**	78.5	**196.3**	190.8
Share-based compensation	**7.3**	29.6	**64.0**	90.1
Other	**(56.8)**	(64.2)	**(25.5)**	2.2
Changes in working capital items	**824.3**	221.5	**(602.8)**	292.2
Cash provided by operations	**2,939.5**	2,286.7	**4,272.4**	6,232.8
Investing activities				
Capital expenditures	**(390.2)**	(548.7)	**(1,177.7)**	(1,661.8)
Purchases of restaurant businesses	**(6.7)**	(41.0)	**(50.0)**	(434.8)
Sales of restaurant businesses	**8.0**	49.4	**35.5**	249.9
Sales of property	**0.2**	21.1	**17.8**	112.3
Other	**120.8**	(73.6)	**(8.5)**	(529.7)
Cash used for investing activities	**(267.9)**	(592.8)	**(1,182.9)**	(2,264.1)
Financing activities				
Net short-term borrowings	**(993.4)**	(600.7)	**(885.7)**	(105.6)
Long-term financing issuances	**2.8**	1,975.0	**5,543.0**	4,494.8
Long-term financing repayments	**(451.5)**	(667.9)	**(1,414.1)**	(2,064.1)
Treasury stock purchases	**(0.7)**	(1,467.8)	**(905.6)**	(3,531.3)
Common stock dividends	**(930.9)**	(876.9)	**(2,791.3)**	(2,646.7)
Proceeds from stock option exercises	**105.3**	73.4	**262.3**	323.4
Other	**(0.1)**	(12.7)	**(122.0)**	(23.5)
Cash used for financing activities	**(2,268.5)**	(1,577.6)	**(313.4)**	(3,553.0)
Effect of exchange rates on cash and cash equivalents	**25.0**	(73.5)	**9.2**	(104.4)
Cash and equivalents increase	**428.1**	42.8	**2,785.3**	311.3
Cash and equivalents at beginning of period	**3,255.7**	1,134.5	**898.5**	866.0
Cash and equivalents at end of period	$ **3,683.8**	$ 1,177.3	$ **3,683.8**	$ 1,177.3

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Nine Months Ended September 30, 2020

Impact of Foreign Currency Translation — **1**

Net Income and Diluted Earnings per Share — **2**

Revenues — **3**

Comparable Sales — **4**

Systemwide Sales and Franchised Sales — **5**

Restaurant Margins — **6**

Selling, General & Administrative Expenses — **7**

Other Operating (Income) Expense, Net — **7**

Operating Income — **8**

Interest Expense — **8**

Nonoperating (Income) Expense, Net — **9**

Income Taxes — **9**

Cash Flows — **9**

Capital Expenditures and Restaurant Development Update — **9**

Restaurant Information — **10**

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements — **12**

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and nine months ended September 30, 2020. This exhibit should be read in conjunction with Exhibit 99.1.

Prior to January 1, 2020, the Company presented both expenditures and receipts related to technology fees charged to franchisees and revenues related to certain licensing arrangements within Other operating (income) expense, net, because these activities were not part of the Company's ongoing major or central operations. Effective January 1, 2020, the Company is presenting the revenues and expenses related to these activities within Other revenues and Other restaurant expenses, respectively, in the Condensed Consolidated Statement of Income. The change in presentation was applied retrospectively to all periods presented and had no effect on Operating income, Net income, or Earnings per share.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as income tax provision adjustments related to the Tax Cuts and Jobs Act of 2017, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,	2020	2019	Currency Translation Benefit/ (Cost) 2020
Revenues	$ 5,418.1	$ 5,502.3	$ 30.7
Company-operated margins	410.1	448.9	1.9
Franchised margins	2,476.9	2,454.5	36.9
Selling, general & administrative expenses	530.5	543.6	(4.0)
Operating income	2,526.4	2,409.3	34.4
Net income	1,762.6	1,607.9	23.5
Earnings per share-diluted	$ 2.35	$ 2.11	$ 0.03

Nine Months Ended September 30,	2020	2019	Currency Translation Benefit/ (Cost) 2020
Revenues	$13,894.0	$15,936.2	$ (126.6)
Company-operated margins	828.4	1,236.5	(3.0)
Franchised margins	6,094.2	7,032.7	(19.4)
Selling, general & administrative expenses	1,767.3	1,575.8	4.6
Operating income	5,181.1	6,777.2	(18.4)
Net income	3,353.3	4,453.2	0.2
Earnings per share-diluted	$ 4.47	$ 5.80	$ 0.00

• The impact of foreign currency translation on consolidated operating results for the quarter and nine months primarily reflected the strengthening of the Euro and British Pound. The nine months was offset by the weakening of the Brazilian Real and Australian Dollar.

Net Income and Diluted Earnings per Share

For the quarter, net income increased 10% (8% in constant currencies) to $1,762.6 million, and diluted earnings per share increased 11% (10% in constant currencies) to $2.35. Foreign currency translation had a positive impact of $0.03 on diluted earnings per share.

For the nine months, net income decreased 25% (25% in constant currencies) to $3,353.3 million, and diluted earnings per share decreased 23% (23% in constant currencies) to $4.47. Foreign currency translation had no impact on diluted earnings per share.

Results for the quarter reflected stronger operating performance in the U.S. due to higher sales-driven restaurant margins, partly offset by sales performance declines in the International Operated Markets and International Developmental Licensed Markets segments as a result of COVID-19. The nine months reflected sales performance declines in all segments as a result of COVID-19.

Results for the quarter and nine months 2020 included $139 million of pre-tax strategic gains, or $0.13 per share, related to the sale of McDonald's Japan stock, which reduced the Company's ownership by about 3%. Results for the nine months also included $0.01 per share of pre-tax strategic charges primarily due to the write-off of impaired software that was no longer being used of $26 million, partly offset by $13 million of income primarily comprised of a reversal of a reserve associated with the Company's sale of its business in the India Delhi market in January 2020.

Results for the nine months 2019 included $80 million of pre-tax strategic charges, or $0.07 per share, primarily related to impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by gains on the sales of property at the former Corporate headquarters.

Results also included the following:

- Lower incentive-based compensation expense for the quarter and nine months.

- A net reduction of reserves for bad debts of $27 million for the quarter and an increase of reserves for bad debts of $66 million for the nine months, all related to rent and royalty deferrals.

- The nine months included over $200 million of committed incremental franchisee support for marketing to accelerate recovery and drive growth across the U.S. and International Operated Markets.

  ◦ About $100 million was recorded in the U.S. and the remaining support was recorded in the International Operated Markets segment.

Outlined below is additional information for the quarter and nine months ended September 30, 2020:

EARNINGS PER SHARE-DILUTED RECONCILIATION

	Quarters Ended September 30,					Nine Months Ended September 30,			
	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation		2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
GAAP earnings per share-diluted	$ 2.35	$ 2.11	11 %	10 %	$	4.47	$ 5.80	(23) %	(23) %
Strategic charges	(0.13)	—				(0.12)	0.07		
Non-GAAP earnings per share-diluted	$ 2.22	$ 2.11	5 %	4 %	$	4.35	$ 5.87	(26) %	(26) %

Excluding the current year and prior year strategic gains and charges described above, for the quarter net income increased 3% (2% in constant currencies) and diluted earnings per share increased 5% (4% in constant currencies), and for the nine months net income decreased 28% (28% in constant currencies) and diluted earnings per share decreased 26% (26% in constant currencies).

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding. For the nine months, the Company repurchased 4.3 million shares of stock for $872.0 million. The Company suspended its share repurchase program in early March; therefore, no shares have been repurchased since then. In addition, in the third quarter, the Company paid a quarterly dividend of $1.25 per share, or $930.9 million, bringing total dividends paid for the nine months to $2.8 billion.

RESTAURANT UPDATE

The Company has continued to follow the guidance of expert health authorities to ensure the appropriate precautionary steps are taken to protect the health and safety of our people and our customers.

The Company began the third quarter with nearly all restaurants globally open for business, and which currently remain open as of the date of filing. However, as a result of COVID-19 resurgences, since September, there have been numerous instances of government restrictions on operating hours, limited dine-in capacity in most countries and, in some cases, mandated dining room closures. These restrictions are impacting most of the Company's key markets outside of the U.S., including France, Germany, Canada and the U.K. The Company expects some restrictions in various markets so long as the COVID-19 pandemic continues.

Revenues

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees, developmental licensees and affiliates. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to developmental licensees and affiliates include a royalty based on a percent of sales, and generally include initial fees. The Company's Other revenues are comprised of fees paid by franchisees to recover a portion of costs incurred by the Company for various technology platforms, revenues from brand licensing arrangements to market and sell consumer packaged goods using the McDonald's brand, and third party revenues for the Dynamic Yield business.

Franchised restaurants represented 93% of McDonald's restaurants worldwide at September 30, 2020. The Company's heavily franchised business model is designed to generate stable and predictable revenue, which is largely a function of franchisee sales, and resulting cash flow streams. As most revenues are based on a percent of sales, the Company expects that consumer sentiment and government regulations as a result of COVID-19 will continue to have a negative impact on revenue. The Company granted the deferral of cash collection for certain rent and royalties earned from franchisees in substantially all markets primarily during the first and second quarters of 2020. The extent of the deferrals differs in length by market, with approximately half of the deferrals having been collected by September 30, 2020.

REVENUES
Dollars in millions

Quarters Ended September 30,		2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	625.9	$	624.8	0 %	0 %
International Operated Markets		1,499.2		1,639.7	(9)	(7)
International Developmental Licensed Markets & Corporate		161.3		152.1	6	5
Total	$	2,286.4	$	2,416.6	(5)%	(5)%
Franchised revenues						
U.S.	$	1,425.6	$	1,365.6	4 %	4 %
International Operated Markets		1,318.1		1,326.2	(1)	(5)
International Developmental Licensed Markets & Corporate		301.1		322.2	(7)	(5)
Total	$	3,044.8	$	3,014.0	1 %	(1)%
Total Company-operated sales and Franchised revenues						
U.S.	$	2,051.5	$	1,990.4	3 %	3 %
International Operated Markets		2,817.3		2,965.9	(5)	(6)
International Developmental Licensed Markets & Corporate		462.4		474.3	(3)	(1)
Total	$	5,331.2	$	5,430.6	(2)%	(2)%
Total Other revenues	$	86.9	$	71.7	21 %	20 %
Total Revenues	$	5,418.1	$	5,502.3	(2)%	(2)%

Nine Months Ended September 30,		2020		2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales						
U.S.	$	1,756.9	$	1,857.2	(5)%	(5)%
International Operated Markets		3,687.3		4,749.5	(22)	(21)
International Developmental Licensed Markets & Corporate		461.7		450.8	2	6
Total	$	5,905.9	$	7,057.5	(16)%	(15)%
Franchised revenues						
U.S.	$	3,841.5	$	3,987.0	(4)%	(4)%
International Operated Markets		3,098.6		3,763.7	(18)	(18)
International Developmental Licensed Markets & Corporate		800.7		919.3	(13)	(10)
Total	$	7,740.8	$	8,670.0	(11)%	(10)%
Total Company-operated sales and Franchised revenues						
U.S.	$	5,598.4	$	5,844.2	(4)%	(4)%
International Operated Markets		6,785.9		8,513.2	(20)	(19)
International Developmental Licensed Markets & Corporate		1,262.4		1,370.1	(8)	(5)
Total	$	13,646.7	$	15,727.5	(13)%	(12)%
Total Other revenues	$	247.3		208.7	18 %	19 %
Total Revenues	$	13,894.0	$	15,936.2	(13)%	(12)%

- Total Company-operated sales and franchised revenues decreased 2% (2% in constant currencies) for the quarter and decreased 13% (12% in constant currencies) for the nine months. The quarter reflected stronger operating performance in the U.S., partly offset by sales declines in the International Operated Markets and International Developmental Licensed Markets segments as a result of COVID-19. The nine months reflected sales declines in all segments as a result of COVID-19.

  Revenue declines were more significant in the International Operated Markets segment, driven by the temporary restaurant closures and limited operations for the nine months. For the quarter, while nearly all restaurants were open, performance was impacted by customer sentiment and instances of government restrictions on operating hours, limited dine-in capacity and in some cases, mandated dining room closures. While performance was mixed, the pace of recovery in each market is also impacted by drive thru penetration. The revenue declines for both periods were driven by the U.K., France, Germany and Spain.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets (currently, only Venezuela). Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed (which includes restaurants temporarily closed due to COVID-19 in 2020). Comparable sales are driven by changes in guest counts and average check, the latter of which is affected by changes in pricing and product mix.

	Increase/(Decrease)			
	Quarters Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
U.S.	4.6 %	4.8%	(1.4)%	5.0%
International Operated Markets	(4.4)	5.6	(17.6)	6.1
International Developmental Licensed Markets & Corporate	(10.1)	8.1	(12.9)	7.3
Total	(2.2)%	5.9%	(9.9)%	5.9%

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES*

	Quarter Ended September 30, 2020		Nine Months Ended September 30, 2020	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	4%	4 %	(1)%	(1)%
International Operated Markets	0	(3)	(17)	(16)
International Developmental Licensed Markets & Corporate	(9)	(7)	(13)	(10)
Total	0%	(1)%	(10)%	(9)%

* Unlike comparable sales, the Company has not excluded hyper-inflationary market results (currently, only Venezuela) from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$10,180.3	$ 9,721.7	5 %	5 %
International Operated Markets	7,700.5	7,569.1	2	(2)
International Developmental Licensed Markets & Corporate	5,748.7	6,325.8	(9)	(8)
Total	$23,629.5	$23,616.6	0 %	(1)%
Ownership type				
Conventional franchised	$17,775.7	$17,172.5	4 %	2 %
Developmental licensed	3,126.4	3,769.3	(17)	(14)
Foreign affiliated	2,727.4	2,674.8	2	1
Total	$23,629.5	$23,616.6	0 %	(1)%

Nine Months Ended September 30,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$27,943.9	$28,283.0	(1)%	(1)%
International Operated Markets	18,078.1	21,430.3	(16)	(16)
International Developmental Licensed Markets & Corporate	15,577.4	17,889.4	(13)	(11)
Total	$61,599.4	$67,602.7	(9)%	(8)%
Ownership type				
Conventional franchised	$45,813.2	$49,448.8	(7)%	(7)%
Developmental licensed	8,411.3	10,648.9	(21)	(17)
Foreign affiliated	7,374.9	7,505.0	(2)	(2)
Total	$61,599.4	$67,602.7	(9)%	(8)%

Restaurant Margins

RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2020	2019		
Franchised				
U.S.	$ 1,122.1	$ 1,076.2	4 %	4 %
International Operated Markets	1,059.9	1,063.1	0	(4)
International Developmental Licensed Markets & Corporate	294.9	315.2	(6)	(5)
Total	$ 2,476.9	$ 2,454.5	1 %	(1)%
Company-operated				
U.S.	$ 118.7	$ 97.8	21 %	21 %
International Operated Markets	289.5	348.8	(17)	(18)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 410.1	$ 448.9	(9)%	(9)%
Total restaurant margins				
U.S.	$ 1,240.8	$ 1,174.0	6 %	6 %
International Operated Markets	1,349.4	1,411.9	(4)	(8)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 2,887.0	$ 2,903.4	(1)%	(2)%

Nine Months Ended September 30,	Amount		Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
	2020	2019		
Franchised				
U.S.	$ 2,966.1	$ 3,148.9	(6)%	(6)%
International Operated Markets	2,345.7	2,986.6	(21)	(22)
International Developmental Licensed Markets & Corporate	782.4	897.2	(13)	(10)
Total	$ 6,094.2	$ 7,032.7	(13)%	(13)%
Company-operated				
U.S.	$ 282.5	$ 284.8	(1)%	(1)%
International Operated Markets	544.3	946.2	(42)	(42)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 828.4	$ 1,236.5	(33)%	(33)%
Total restaurant margins				
U.S.	$ 3,248.6	$ 3,433.7	(5)%	(5)%
International Operated Markets	2,890.0	3,932.8	(27)	(27)
International Developmental Licensed Markets & Corporate	n/m	n/m	n/m	n/m
Total	$ 6,922.6	$ 8,269.2	(16)%	(16)%

n/m Not meaningful

- Total restaurant margins decreased $16.4 million or 1% (2% in constant currencies) for the quarter and decreased $1,346.6 million or 16% (16% in constant currencies) for the nine months. The quarter reflected stronger operating performance in the U.S., partly offset by sales declines in the International Operated Markets segment as a result of COVID-19. The nine months reflected sales declines in the U.S. and International Operated Markets segments as a result of COVID-19.

  Franchised margins represented over 85% of restaurant margin dollars for both the quarter and nine months.

  For both periods, the U.S. franchised margin reflected higher depreciation costs related to investments in Experience of the Future ("EOTF"). In addition, the nine months also reflected support provided for marketing to accelerate recovery and drive growth, including the free Thank You Meals served across the country to first responders and health care workers.

  The U.S. and International Operated Markets segments Company-operated margins for both periods reflected incremental COVID-19 expenses incurred for employee related costs, personal protective equipment, signage and other restaurant costs.

- Due to the nature of our operating model, franchised margin expenses (primarily comprised of lease expense and depreciation expense) are mainly fixed, whereas Company-operated restaurant expenses have more variable cost components. Total restaurant margins included $376.6 million and $1,082.1 million of depreciation and amortization expense for the quarter and nine months, respectively.

Selling, General & Administrative Expenses

- Selling, general and administrative expenses decreased $13.1 million or 2% (3% in constant currencies) for the quarter and increased $191.5 million or 12% (12% in constant currencies) for the nine months. Both periods reflected lower incentive-based compensation expense and travel costs, and higher investments in strategic technology initiatives. The nine months also reflected about $175 million of committed incremental marketing contributions by the Company to the System's advertising cooperative arrangements across the U.S. and International Operated Markets to accelerate recovery and drive growth; $40 million of costs related to the cancellation of the 2020 Worldwide Owner/Operator Convention; and approximately $20 million of incremental costs related to contractual obligations as a result of a reduction in scope of certain investments in restaurant technology and research & development.

- Selling, general and administrative expenses as a percent of Systemwide sales was 2.6% and 2.1% for the nine months ended 2020 and 2019, respectively.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Gains on sales of restaurant businesses	$ (0.7)	$ (17.4)	$ (3.5)	$ (90.4)
Equity in earnings of unconsolidated affiliates	(48.7)	(42.8)	(67.9)	(112.0)
Asset dispositions and other (income) expense, net	35.9	23.3	220.3	80.9
Impairment and other charges (gains), net	(138.7)	1.6	(125.4)	80.2
Total	$ (152.2)	$ (35.3)	$ 23.5	$ (41.3)

- Gains on sales of restaurant businesses decreased for the quarter and nine months primarily due to fewer restaurant sales.

- Equity in earnings of unconsolidated affiliates declined for the nine months primarily due to sales declines as a result of COVID-19 in both the International Operated Markets and International Developmental Licensed Markets.

- Asset dispositions and other expense reflected a net reduction of reserves for bad debts of $27 million for the quarter and an increase of reserves for bad debts of $66 million for the nine months, all related to rent and royalty deferrals. The Company does not currently expect any significant changes in reserves for bad debts related to rent and royalty deferrals for the remainder of 2020.

  Results for the quarter and nine months reflected store closing costs in the U.S. primarily related to the planned closings of McDonald's in Walmart store locations. Results for the nine months also reflected $31 million of payments to distribution centers for obsolete inventory to support franchisee liquidity.

- Impairment and other charges, net for the quarter and nine months 2020 reflected $138.7 million of pre-tax strategic gains related to the sale of McDonald's Japan stock as the Company divested about 3% of its ownership in McDonald's Japan. The nine months also reflected the write-off of impaired software that was no longer being used of $26.3 million, partly offset by $13.0 million of income primarily comprised of a reversal of a reserve associated with the Company's sale of its business in the India Delhi market in January 2020.

  Results for the nine months 2019 primarily reflected $99.4 million of impairment associated with the purchase of our joint venture partner's interest in the India Delhi market, partly offset by $19.5 million of gains on the sales of property at the former Corporate headquarters.

Operating Income

OPERATING INCOME & OPERATING MARGIN
Dollars in millions

Quarters Ended September 30,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 1,078.3	$ 1,038.7	4 %	4 %
International Operated Markets	1,197.9	1,284.0	(7)	(10)
International Developmental Licensed Markets & Corporate	250.2	86.6	n/m	n/m
Total	$ 2,526.4	$ 2,409.3	5 %	3 %

Nine Months Ended September 30,	2020	2019	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 2,705.9	$ 3,039.4	(11)%	(11)%
International Operated Markets	2,311.8	3,550.8	(35)	(35)
International Developmental Licensed Markets & Corporate	163.4	187.0	(13)	0
Total	$ 5,181.1	$ 6,777.2	(24)%	(23)%
Operating margin	37.3%	42.5%		
Non-GAAP operating margin	36.4%	43.0%		

n/m Not meaningful

- **Operating Income:** Operating income increased $117.1 million or 5% (3% in constant currencies) for the quarter and decreased $1,596.1 million or 24% (23% in constant currencies) for the nine months. Results for the quarter and nine months 2020 included $139 million of strategic gains related to the sale of McDonald's Japan stock, and results for the nine months 2020 also included a net $13 million of strategic charges. Results for the nine months 2019 reflected $80 million of net impairment and strategic charges. Excluding these current year and prior year items, operating income decreased $21.6 million or 1% (2% in constant currencies) for the quarter and decreased $1,801.7 million or 26% (26% in constant currencies) for the nine months.

  - **U.S.:** The operating income increase for the quarter was driven by strong sales performance. The decrease for the nine months reflected sales declines as a result of COVID-19; about $100 million of support for marketing to accelerate recovery and drive growth; and lower gains on sales of restaurant businesses.

  - **International Operated Markets:** The operating income decrease for the quarter and nine months reflected sales declines as a result of COVID-19; incremental COVID-19 Company-operated expenses primarily for employee related costs; and lower gains on sales of restaurant businesses primarily in the U.K. Results for the nine months also reflected over $100 million of support for marketing to accelerate recovery and drive growth; lower equity in earnings from unconsolidated affiliates; and $23 million of payments to distribution centers for obsolete inventory.

  - **International Developmental Licensed Markets & Corporate:** Excluding the current year and prior year strategic gains and charges described above, results reflected a net reduction of reserves for bad debts of $27 million for the quarter and an increase of reserves for bad debts of $66 million for the nine months, all related to rent and royalty deferrals.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. The contributions to operating margin differ by segment due to each segment's ownership structure, primarily due to the relative percentage of franchised versus Company-operated restaurants. Additionally, the number of temporary restaurant closures, which varies by segment, as a result of COVID-19, also impacts the contribution of each segment to the consolidated operating margin.

  The decrease in operating margin percent for the nine months was driven by a decline in sales, higher other operating expenses and higher G&A. While the sales driven franchised margin decline had a dilutive effect on operating margin percent, franchised margin dollars represented over 85% of overall margin dollars and were a key component of operating income.

Interest Expense

- Interest expense increased 10% (10% in constant currencies) for the quarter and increased 8% (9% in constant currencies) for the nine months, reflecting higher average debt balances, partly offset by a decrease in the amount of Euro denominated deposits incurring interest expense as a result of the Company's cash management strategies.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full year 2020 to increase about 8% to 9% due primarily to higher average debt balances as a result of additional issuances in response to COVID-19.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Interest income	$ (3.4)	$ (8.9)	$ (13.8)	$ (29.6)
Foreign currency and hedging activity	0.6	(18.8)	(17.8)	(38.5)
Other expense, net	2.0	4.2	(7.2)	15.1
Total	$ (0.8)	$ (23.5)	$ (38.8)	$ (53.0)

Income Taxes

- The effective income tax rate was 20.5% and 25.3% for the quarters ended 2020 and 2019, respectively, and 22.2% and 25.7% for the nine months ended 2020 and 2019, respectively.

- Results for the quarter and nine months 2020 included $50 million of income tax benefits due to new U.S. tax regulations issued in the third quarter and $48 million of income tax benefits related to the impact of a tax rate change in the U.K.

- The Company expects the effective income tax rate for the full year 2020 to be about 23% and the fourth quarter 2020 to be about 25%.

Cash Flows

The Company has a long history of generating significant cash from operations and has substantial credit capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchases. As our operations have been impacted due to COVID-19, we have taken actions to preserve financial flexibility, primarily during the peak of the pandemic.

Cash provided by operations totaled $4.3 billion and exceeded capital expenditures by $3.1 billion for the nine months 2020. Cash provided by operations decreased $2.0 billion compared with the nine months 2019, primarily due to a reduction in operating earnings due to COVID-19 and changes in working capital. The change in working capital is primarily driven by increased accounts receivable as the Company deferred collection of rent and royalties earned from franchisees. In total, the Company deferred collection of approximately $1 billion, and has collected approximately half of these total deferrals as of September 30, 2020. The Company deferred collection of approximately $40 million of additional rent and royalties earned during the third quarter. The extent of the remaining deferrals differs in length by market, with more than half of the amount expected to be collected in the fourth quarter of 2020 and the remaining amounts expected to be collected in the first and second quarters of 2021.

Cash used for investing activities totaled $1.2 billion for the nine months 2020, a decrease of $1.1 billion compared with the nine months 2019. The decrease was primarily due to lower capital expenditures and reduced other investing activity as a result of a strategic acquisition of a real estate entity in the first quarter 2019. Refer to the Capital Expenditures and Restaurant Development Update section below for additional information.

Cash used for financing activities totaled $313.4 million for the nine months 2020, a decrease of $3.2 billion compared with the nine months 2019. The decrease is primarily due to $2.6 billion of lower treasury stock purchases in 2020 as the Company suspended its share repurchase program in early March 2020 and $918.1 million higher net debt activity in 2020.

Capital Expenditures and Restaurant Development Update

The COVID-19 pandemic has resulted in delayed development projects across the segments. The Company expects capital expenditures for 2020 to be approximately $1.6 billion. About $850 million will be dedicated to our U.S. business, about half of which is allocated to approximately 900 EOTF projects. Globally, the Company expects to open roughly 950 restaurants. We will spend approximately $500 million in the U.S. and International Operated segments to open about 270 restaurants and our developmental licensee and affiliates will contribute capital towards the remaining 680 restaurant openings in their respective markets. Additionally, the U.S. expects to close roughly 200 restaurants in 2020; over half of which are lower sales volume McDonald's in Walmart store locations. The Company expects about 300 net restaurant additions in 2020.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2020	2019	Inc/ (Dec)
U.S.	13,799	13,876	(77)
International Operated Markets			
Germany	1,465	1,486	(21)
Canada	1,467	1,476	(9)
France	1,490	1,473	17
United Kingdom	1,317	1,310	7
Australia	999	986	13
Russia	759	692	67
Italy	603	590	13
Spain	533	520	13
Other	1,855	1,807	48
Total International Operated Markets	10,488	10,340	148
International Developmental Licensed Markets & Corporate			
China	3,645	3,249	396
Japan	2,911	2,902	9
Brazil	1,024	984	40
Philippines	658	652	6
South Korea	407	411	(4)
Other	6,164 *	5,884	280
Total International Developmental Licensed Markets & Corporate	14,809	14,082	727
Systemwide restaurants	39,096	38,298	798
Countries	119	120	(1)

Includes restaurants in India Delhi that were refranchised as part of the sale of the market in the first quarter 2020.

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2020	2019	Inc/ (Dec)
U.S.			
Conventional franchised	13,140	13,215	(75)
Company-operated	659	661	(2)
Total U.S.	13,799	13,876	(77)
International Operated Markets			
Conventional franchised	8,534	8,423	111
Developmental licensed	256	234	22
Total Franchised	8,790	8,657	133
Company-operated	1,698	1,683	15
Total International Operated Markets	10,488	10,340	148
International Developmental Licensed Markets & Corporate			
Conventional franchised	107	120	(13)
Developmental licensed	7,404	7,239	165
Foreign affiliated	6,997 *	6,432	565
Total Franchised	14,508	13,791	717
Company-operated	301	291	10
Total International Developmental Licensed Markets & Corporate	14,809	14,082	727
Systemwide			
Conventional franchised	21,781	21,758	23
Developmental licensed	7,660	7,473	187
Foreign affiliated	6,997	6,432	565
Total Franchised	36,438	35,663	775
Company-operated	2,658	2,635	23
Total Systemwide	39,096	38,298	798

Includes restaurants in India Delhi that were refranchised as part of the sale of the market in the first quarter 2020.

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "could," "should," "continue," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain" and "confident" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date the statement is made. Except as required by law, we do not undertake to update such forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and risks, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations (or the underlying assumptions) may change and our performance may be adversely affected. You should not rely unduly on forward-looking statements.

The COVID-19 pandemic has adversely affected and could continue to adversely affect our financial results, condition and outlook.

Health epidemics or pandemics can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our financial results, condition and outlook. Importantly, the global pandemic resulting from COVID-19 has disrupted global health, economic and market conditions, consumer behavior and McDonald's global restaurant operations beginning in early 2020. Local and national governmental mandates or recommendations and public perceptions of the risks associated with the COVID-19 pandemic have caused, and may continue to cause, consumer behavior to change and worsening or volatile economic conditions, which could continue to adversely affect our business. In addition, our global operations have been and may continue to be disrupted to varying degrees (from limited operations including drive thru, delivery and/or take-away operations, sometimes with limited hours, menus and/or capacity, to full restaurant closures in some markets). While we cannot predict the duration or scope of the COVID-19 pandemic, or the resurgence of infections in one or more markets, the COVID-19 pandemic has negatively impacted our business and such impact could be material to our financial results, condition and outlook.

The COVID-19 pandemic may also heighten other risks disclosed in these Risk Factors, such as, but not limited to, those related to consumer behavior, consumer perceptions of our brand, supply chain interruptions, commodity costs and labor availability and cost.

If we do not successfully evolve and execute against our business strategies we may not be able to increase operating income.

To drive Systemwide sales, operating income and free cash flow growth, our business strategies must be effective in maintaining and strengthening customer appeal and capturing additional market share. Whether these strategies are successful depends mainly on our System's ability to:

- Capitalize on our global scale, iconic brand and local market presence to build upon our historic strengths and competitive advantages;

- Continue to innovate and differentiate the McDonald's experience, including by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Accelerate digital innovation for a fast and easy customer experience;

- Continue to run great restaurants by driving efficiencies and expanding capacities while continuing to prioritize health and safety;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants;

- Accelerate our existing strategies, including through growth opportunities and potential acquisitions, investments and partnerships; and

- Evolve and adjust our business strategies in response to, among other things, changing consumer behavior, operational restrictions and impacts to our results of operations and liquidity as a result of the COVID-19 pandemic.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, the manner in which we source commodities and our general business practices. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health, environmental and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the "informal eating out" ("IEO") segment or perceptions of our brand, generally or relative to available alternatives. Consumer perceptions may also be affected by adverse commentary from third parties, including through social media or conventional media outlets, regarding the quick-service category of the IEO segment, our brand, our culture, our operations, our suppliers, or our franchisees. If we are unsuccessful in addressing adverse commentary or perceptions, whether or not accurate, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require Systemwide coordination and alignment. We are working to manage any risks and costs to us, our franchisees and our supply chain of any effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include any increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include any increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks.

If we are not effective in addressing social and environmental responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents or practices, whether actual or perceived, that erode consumer trust or confidence, particularly if such incidents or practices receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

If we do not anticipate and address evolving consumer preferences and effectively execute our pricing, promotional and marketing plans, our business could suffer.

Our continued success depends on our System's ability to build upon our historic strengths and competitive advantages. In order to do so, we need to anticipate and respond effectively to continuously shifting consumer demographics and trends in food sourcing, food preparation, food offerings and consumer preferences and behaviors in the IEO segment. If we are not able to predict, or quickly and effectively respond to, these changes, or our competitors predict or respond more effectively, our financial results could be adversely impacted.

Our ability to build upon our strengths and advantages also depends on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, marketing plans, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful, or may not be as successful as the efforts of our competitors, and could negatively impact sales, guest counts and market share.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful in reaching our customers in the way we intend. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels, including digital marketing, allows us to reach our customers effectively and efficiently, and in ways that are meaningful to them. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

Our long-term business objectives depend on the successful Systemwide execution of our strategies. We continue to build upon our investments in technology and modernization, digital engagement and delivery, in order to transform the customer experience. As part of these investments, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We also continue to offer and refine our delivery initiatives, including through growing awareness and trial, and to enhance our drive thru technologies, which may not generate expected returns. If these initiatives are not well executed, or if we do not fully realize the intended benefits of these significant investments, our business results may suffer.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops as well as online retailers. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by a contracting IEO segment or by new or continuing actions, product offerings or consolidation of our competitors and third party partners, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, successfully develop and introduce new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations, manage our investments in technology and modernization, and respond effectively to our competitors' actions or offerings or to unforeseen disruptive actions. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics, which could have the overall effect of harming our business.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics, pandemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Sustained adverse economic conditions or periodic adverse changes in economic conditions in our markets could pressure our operating performance and our business continuity disruption planning, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates and unfavorable currency fluctuations could adversely affect reported earnings.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases can adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, our costs could increase and it could limit the availability of products critical to our System's operations.

Our franchise business model presents a number of risks.

The Company's success as a heavily franchised business relies to a large degree on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. Business risks affecting our operations also affect our franchisees. In particular, our franchisees have also been significantly impacted by the COVID-19 pandemic, and the Company granted the deferral of cash collection for certain rent and royalties earned from franchisees in substantially all markets. The extent of the deferrals differs in length by market. If franchisee sales trends worsen, or do not improve at a sufficiently rapid rate, our financial results will continue to be negatively affected, which may be material.

Our success also relies on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, value/promotional and capital-intensive reinvestment plans. The ability of franchisees to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by the creditworthiness of our franchisees or the Company or by banks' lending practices. If our franchisees are unwilling or unable to invest in major initiatives or are unable to obtain financing at commercially reasonable rates, or at all, our future growth and results of operations could be adversely affected.

Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex. The benefits of our more heavily franchised structure depend on various factors including whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, whether we are able to successfully integrate them into our structure and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Challenges with respect to labor, including availability and cost, could impact our business and results of operations.

Our success depends in part on our System's ability to proactively recruit, motivate and retain qualified individuals to work in McDonald's restaurants and to maintain appropriately-staffed restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants, as well as costs to promote awareness of the opportunities of working at McDonald's restaurants, could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers, including those giving rise to claims of harassment or discrimination (or perceptions thereof) or workplace safety could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future, including in the supply chain, restaurants or delivery. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, occur within the food industry and our System from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

Challenges with respect to talent management could harm our business.

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions, including the recent leadership transitions, could disrupt our business and adversely affect our results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations or cause reputational harm.

We are increasingly reliant upon technology systems, such as point-of-sale, technologies supporting McDonald's digital and delivery solutions, and technologies that facilitate communication and collaboration with affiliated entities, customers, employees, franchisees, suppliers, service providers or other independent third parties to conduct our business, whether developed and maintained by us or provided by third parties. Any failure or interruption of these systems could significantly impact our franchisees' operations, or our customers' experience and perceptions. Additionally, we provide certain technology systems to businesses that are unaffiliated with the McDonald's System and a failure, interruption or breach of these systems may cause harm to those unaffiliated parties, which may result in liability to the Company or reputational harm.

Despite the implementation of security measures, those technology systems could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. Certain technology systems may also become vulnerable, unreliable or inefficient in cases where technology vendors limit or terminate product support and maintenance. Our increasing reliance on third party systems also present the risks faced by the third party's business, including the operational, security and credit risks of those parties. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely manner, we could experience an interruption in our or our franchisees' operations.

Furthermore, security incidents or breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees), or those of third party providers. These may include such things as unauthorized access, phishing attacks, account takeovers, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. Our technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees, our franchisees, our business customers and other third parties, as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities.

If we fail to comply with privacy and data collection laws, we could be subject to legal proceedings and penalties, which could negatively affect our financial results or brand perceptions.

We are subject to legal and compliance risks and associated liability related to privacy and data collection, protection and management, as it relates to information associated with our technology-related services and platforms made available to business partners, customers, employees, franchisees or other third parties. For example, the General Data Protection Regulation ("GDPR") requires entities processing the personal data of individuals in the European Union to meet certain requirements regarding the handling of that data. We are also subject to U.S. federal and state and foreign laws and regulations in this area. These regulations have been subject to frequent change, and there may be markets or jurisdictions that propose or enact new or emerging data privacy requirements in the future. Failure to meet GDPR or other data privacy requirements could result in legal proceedings and substantial penalties, and materially adversely impact our financial results or brand perceptions.

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory, geopolitical and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets and brand perceptions. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. Trade policies, tariffs and other regulations affecting trade between the U.S. and other countries could adversely affect our business and operations. These and other government actions may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental actions.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s decision to leave the European Union and the ongoing transition period, it is possible that there will be increased regulatory complexities and uncertainty in European or worldwide economic conditions. The decision created volatility in certain foreign currency exchange rates that may or may not continue, and may result in increased supply chain costs for items that are imported from other countries. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

If we do not effectively manage our real estate portfolio, our operating results may be negatively impacted.

We have significant real estate operations, primarily in connection with our restaurant business. We generally own or secure a long-term lease on the land and building for conventional franchised and Company-operated restaurant sites. We seek to identify and develop restaurant locations that offer convenience to customers and long-term sales and profit potential. As we generally secure long-term real estate interests for our restaurants, we have limited flexibility to quickly alter our real estate portfolio. The competitive business landscape continues to evolve in light of changing business trends, consumer preferences, trade area demographics, consumer use of digital and delivery, local competitive positions and other economic factors. If our restaurants are not located in desirable locations, or if we do not evolve in response to these factors, it could adversely affect Systemwide sales and profitability.

Our real estate values and the costs associated with our real estate operations are also impacted by a variety of other factors, including governmental regulations; insurance; zoning, tax and eminent domain laws; interest rate levels and the cost of financing. A significant change in real estate values, or an increase in costs as a result of any of these factors, could adversely affect our operating results.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities and distribution, and other operating costs, including labor. Any volatility in certain commodity prices or fluctuation in labor costs could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

Increasing regulatory and legal complexity may adversely affect our business and financial results.

Our regulatory and legal environment worldwide exposes us to complex compliance, litigation and similar risks that could affect our operations and results in material ways. Many of our markets are subject to increasing, conflicting and highly prescriptive regulations involving, among other matters, restaurant operations, product packaging, marketing, the nutritional and allergen content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers. Our success depends in part on our ability to manage the impact of regulations that can affect our business plans and operations, and have increased our costs of doing business and exposure to litigation, governmental investigations or other proceedings.

We are also subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations and proceedings, shareholder proceedings, employment and personal injury claims, landlord/tenant disputes, supplier related disputes, and claims by current or former franchisees. Regardless of whether claims against us are valid or whether we are found to be liable, claims may be expensive to defend and may divert management's attention away from operations.

Litigation and regulatory action concerning our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact our business operations and the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions.

Our results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices.

A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from claims may hurt our business. If we are unable to effectively manage the risks associated with our complex regulatory and legal environment, it could have a material adverse effect on our business and financial condition.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to protect our intellectual property in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and the price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The unpredictable nature of global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic, trade or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies, including through acquisitions, in light of changing business, legal and tax considerations and evolve our corporate structure.

Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, climate change or terrorist activities (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.